UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2024

Akari Therapeutics, Plc

(Exact Name of Registrant as Specified in Charter)

England and Wales	001-36288	98-1034922
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

22 Boston Wharf Road FL 7

Boston, MA 02210

(Address, including zip code, of Principal Executive Offices)

Registrant’s telephone number, including area code: (929) 274-7510

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares, each representing 2,000 Ordinary Shares	AKTX	The Nasdaq Capital Market
Ordinary Shares, par value $0.0001 per share*

*Trading, but only in connection with the American Depositary Shares.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Departure of President and Chief Executive Officer

Pursuant to notice provided on April 25, 2024, Rachelle Jacques stepped down as the President and Chief Executive Officer of Akari Therapeutics, Plc (the “Company”), effective May 1, 2024.

The terms of Ms. Jacques’s separation are still being finalized and are therefore not yet available for disclosure hereunder. The Company will disclose any required severance terms in a subsequent filing to be made by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when such terms are finalized.

Appointment of Interim President and Chief Executive Officer

On April 25, 2024, the Board appointed Samir R. Patel, M.D., a member of the Board, to Interim President and Chief Executive Officer, effective May 1, 2024, to serve in such capacities until such time as a new Chief Executive Officer and President commences employment or such other date determined by the Board. Dr. Patel will serve as the Company’s principal executive officer. The Board has also initiated a search for a new President and Chief Executive Officer.

Dr. Patel will be compensated for his services as Interim President and Chief Executive Officer monthly in the form of restricted stock units (“RSUs”) with a fair market value of $50,000.

Dr. Patel has served as a member of our board of directors since November 2023. Dr. Patel is founder and, since April 2017, principal of PranaBio Investments, LLC, a firm providing consulting, strategic advisory, and investment services for small cap biotechnology companies. He is also a consultant to GE Global Research, Inc., GE’s innovation engine that is creating novel products and solutions across several sectors including biomanufacturing and biotechnology, a position which he has held since May 2019. Dr. Patel has more than 20 years of experience in life sciences including co-founding Digital Therapeutics, LLC, a startup advancing a therapy for scleroderma and other rheumatic diseases, where he has served as CEO since August 2011 and co-founding SPEC Pharma, LLC, a company that develops and manufactures injectables used in rheumatology applications. Previously, he held multiple roles in Medical Affairs with Centocor, Inc. (now Johnson & Johnson Innovative Medicine, part of Johnson & Johnson). From April 2020 to November 2021, Dr. Patel served on the board of directors of Cytodyn, Inc. (OTCQB: CYDY). He holds multiple patents, has been an author on several publications and has been an investigator in numerous clinical research studies. Dr. Patel received his medical degree from the Medical College of Ohio (University of Toledo) in Toledo, Ohio, and completed his internal medicine internship and residency, as well as a rheumatology fellowship, at University of New Mexico School of Medicine Affiliated Hospitals.

There is no arrangement or understanding between Dr. Patel and any other person pursuant to which he was selected as an officer of the Company, and there is no family relationship between Dr. Patel and any of the Company’s other directors or executive officers. There are no transactions involving Dr. Patel requiring disclosure under Item 404(a) of Regulation S-K.

Departure of Chief Operating Officer

On April 30, 2024, our Chief Operating Officer, Melissa Bradford-Klug, was terminated without cause, effective May 1, 2024.

Amendment to Consulting Agreement

On April 26, 2024, the Company entered into Amendment No. 2 to Consulting Services Agreement with an entity controlled by Wendy DiCicco, the Company’s interim Chief Financial Officer (the “DiCicco Amendment”). The DiCicco Agreement provides for (i) a $40,000 per month fee (the “Consulting Base Pay”) for services up to 80 hours per month, paid in two equal installments on the 15th and 30th date of each month in which services are rendered and reimbursement of certain expenses; (ii) a 2024 target bonus percentage of 45% of the Consulting Base Pay; (iii) a transaction bonus of 10% of the Consulting Base Pay upon the successful closing of the planned merger between the Company and Peak Bio Inc.; and (iv) a one-time grant of restricted stock units (“RSUs”) on May 1, 2024 totaling 1% of the Company’s outstanding ordinary shares, which shall vest in full on May 1, 2025, subject to Ms. DiCicco’s continued service to the Company.

The foregoing description of the DiCicco Amendment is a summary and is qualified in its entirety by reference to the complete terms of the DiCicco Amendment, which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

Item 8.01 Other Events

On May 1, 2024 the Company issued a press release announcing the completion of a joint pipeline assessment and program prioritization conducted after the announcement of the definitive agreement to merge with Peak Bio Inc. A copy of this press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 2 to Consulting Services Agreement, by and between the Company and Board Advantage LLC, dated April 26, 2024.
99.1	Press release of Akari Therapeutics, Plc, dated May 1, 2024.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements related to the expected costs and timing associated with reduction-in-force and expected reductions of operating expenses. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to cost reduction efforts. In addition, the Company’s costs may be greater than anticipated and the workforce and operating expense reductions may have an adverse impact on the Company’s development activities. Additionally, these forward-looking statements should be considered in conjunction with the cautionary statements and risk factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and its other filings filed from time to time with the Securities and Exchange Commission. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akari Therapeutics, Plc

Date: May 1, 2024	By:	/s/ Samir R. Patel, M.D.
Samir R. Patel, M.D.
Interim President and Chief Executive Officer